UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1  )*

LumiraDx Limited

(Name of Issuer)

Common Shares, par value $0.0000028 per share

(Title of Class of Securities)

G5709L109

(CUSIP Number)

Willard L. Umphrey

76 Red Coat Lane

Concord, MA 01742

(781) 676-5906

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G5709L109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS

Willard L. Umphrey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

23,053,856.73
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

23,053,856.73
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,053,856.73*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	☐

14.95%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Consists of (i) 1,734,906 outstanding ordinary shares, (ii) 643,160.73 ordinary shares issuable upon the exercise of warrants, (iii) 20,276,381.73 outstanding common shares, and (iv) 399,409 common shares issuable upon the exercise of warrants. Each ordinary share has ten votes per share on all matters subject to the vote of the shareholders. The ordinary shares are convertible at any time into an equal number of common shares at the option of the holder thereof.

**Percentage ownership is based on 154,224,500 common shares outstanding on December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 1, 2023.

CUSIP No. G5709L109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS

Anne M. Umphrey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

715,764.46
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

715,764.46
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

715,764.46*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.27%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*Consists of (i) 293,278.46 Common Shares issuable upon the exercise of warrants, and (iii) 422,486 outstanding Common Shares. Each ordinary share has ten votes per share on all matters subject to the vote of the shareholders. The ordinary shares are convertible at any time into an equal number of common shares at the option of the holder thereof.

**Percentage ownership is based on 154,224,500 common shares outstanding on December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 1, 2023.

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (“SEC”) on September 7, 2022 (the “Original Filing”), by Willard L. Umphrey and Anne M. Umphrey (the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.

Item 3. Source and Amount of Funds or Other Consideration.

The securities reported herein with respect to Mr. Umphrey include (i) 19,103 Common Shares acquired from the distribution of shares upon the dissolution of USB Focus Fund LumiraDx 1-A LLC on December 19, 2022 and (ii) 11,674 Common Shares from the distribution of shares upon the dissolution of USB Focus Fund LumiraDx 1-B LLC on December 19, 2022.

Item 4. Purpose of the Transaction.

Item 4 is restated as follows:

Each Ordinary Share has ten votes per share on all matters subject to the vote of the shareholders. Each Reporting Person, at any time, and from time to time may acquire additional Ordinary Shares or Common Shares or dispose of any or all of the Ordinary Shares or Common Shares that he or she owns depending upon an ongoing evaluation of his or her investment in the Issuer, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Except as disclosed herein, no Reporting person has any plan or proposal which relates to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of Schedule 13D.

Each Reporting Person may, at any time and from time to time, review or reconsider his or her position and/or change his or her purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a)	All percentages are based on 154,224,500 common shares outstanding on December 31, 2022, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on May 1, 2023. Outstanding Ordinary Shares are convertible at any time into an equal number of Common Shares at the option of the holder thereof. The aggregate number and percentage of Common Shares beneficially owned by the Reporting Persons are included in the table below. Pursuant to Rule 13d-3(d)(i)(1), any percentage ownership of Common Stock disclosed herein reflects the percentage ownership that the applicable Reporting Person would hold if they exercised their rights to acquire Common Shares, without any other person exercising similar rights. These percentages should not be taken to reflect any Reporting Person’s proportion of economic interest or voting power in the Issuer. These percentage also exclude any Common Shares potentially issuable under the terms of the Royalty Agreement (as defined below) if investors do not receive the required return on their investment under such Royalty Agreement.

Name of Beneficial Owner	Number of shares to which the Reporting Person has the sole power to vote or direct the vote of, or to dispose, or direct the disposition of:	Number of shares to which the Reporting Person has the shared power to vote or direct the vote of, or to dispose, or direct the disposition of:	Aggregate number of shares beneficially owned:	Percentage:
Willard L. Umphrey	23,053,856.73	0	23,053,856.73	14.95%
Anne M. Umphrey	715,764.46	0	715,764.46	0.27%

(b)	See Item 5(a) above. Each Reporting Person has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the securities reported on their respective cover page of this Schedule 13D.

(c)	See attached Schedule 5(c)

(d)	Not applicable.

(e)	Anne M. Umphrey ceased to be a beneficial owner of more than five percent of the Common Shares on December 15, 2023.

Item 7. Material to be Filed as Exhibits.

Exhibit A     Joint Filing Agreement by and between Willard L. Umphrey and Anne M. Umphrey, dated December 20, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2023
Willard L. Umphrey

	By:	/s/ Willard L. Umphrey
Name: Willard L. Umphrey

Anne M. Umphrey

	By:	/s/ Anne M. Umphrey
Name: Anne M. Umphrey

Schedule 5(c)

Name of Beneficial Owner	Date of Transaction	Amount of Securities Involved	Per Share	Location and Manner of Sales
Willard L. Umphrey	12/1/2023	69,635.00	0.12	Broker transactions Nasdaq Global Market
Willard L. Umphrey	12/1/2023	1,142,258.00	0.12	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/15/2023	106,549.00	0.11	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/15/2023	1,100,000.00	0.10	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/15/2023	393,451.00	0.10	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/15/2023	911,601.00	0.10	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/15/2023	300,000.00	0.10	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/15/2023	76,508.00	0.10	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/15/2023	15,700.00	0.10	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/18/2023	500,000.00	0.10	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/18/2023	300,000.00	0.10	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/18/2023	300,000.00	0.10	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/18/2023	300,000.00	0.10	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/18/2023	300,000.00	0.10	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/18/2023	222,186.00	0.10	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/19/2023	500,000.00	0.09	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/19/2023	300,000.00	0.09	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/19/2023	300,000.00	0.09	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/19/2023	300,000.00	0.09	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/19/2023	300,000.00	0.09	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/19/2023	300,000.00	0.09	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/19/2023	300,000.00	0.09	Broker transactions Nasdaq Global Market

Name of Beneficial Owner	Date of Transaction	Amount of Securities Involved	Per Share	Location and Manner of Sales
Anne M. Umphrey	12/19/2023	300,000.00	0.09	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/19/2023	228,233.00	0.09	Broker transactions Nasdaq Global Market
Anne M. Umphrey	12/19/2023	117,029.00	0.09	Broker transactions Nasdaq Global Market

Exhibit A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or she knows or has reason to believe that such information is inaccurate.

Date: December 20, 2023
Willard L. Umphrey

	By:	/s/Willard L. Umphrey
Name: Willard L. Umphrey

Anne M. Umphrey

	By:	/s/ Anne M. Umphrey
Name: Anne M. Umphrey